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                                                                    Exhibit 23.5


                          Independent Auditors' Consent

The Board of Directors
NWE Capital (Cyprus) Ltd.:

         We consent to the use of our report incorporated herein by reference.

         Our report dated March 30, 1999 contains an explanatory paragraph that states that the Company's parent, PLD Telekom Inc. (PLD), does not presently have sufficient funds on hand to meet its current debt obligations. PLD's failure to make payment in full when required could result in a cross-default under and acceleration of other debt obligations for which the Company is a guarantor. These factors raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

KPMG

St. Petersburg, Russia
January 19, 2000